TO Filed by Independent Bank Corporation Commission File No.: 0-7818 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: HCB Financial Corp.

2Agenda • Mark and Brad introductory comments • Meet HCB & Independent Bank leadership team • Independent Bank overview • Key milestones and timeline • Mark & Brad remarks • Q&A

Our Leadership Team Here Tonight

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William B. Kessel
President, CEO & Director

- CEO of IBC and Independent Bank since 2013
- Joined Independent Bank in 1994
- Began career with Crowe



Gavin A. Mohr
EVP, Chief Financial Officer

- Joined Independent Bank in 2020 as EVP and Chief Financial Officer
- Previously SVP, Chief Financial Officer of STAR Financial Corporation
- 18 years of experience in financial management



Stefanie M. Kimball
EVP, Chief Risk Officer

- EVP and Chief Risk Officer since 2012
- Joined the Company in April 2007 as EVP – Commercial
- Previous experience with Comerica for 25 years



Joel F. Rahn
EVP, Commercial Banking

- Joined Independent Bank in 2018 as Senior Vice President, Commercial Banking
- 33 years experience in Commercial Banking
- Previously Regional President of West Michigan at Chemical Bank



Michael J. Stodolak
EVP, Retail Banking

- Responsible for Retail Banking.
- Joined Independent Bank over 25 years ago
- Previous experience leading the Bank's retail network and Consumer Lending program.



Patrick J. Ervin
EVP, Mortgage Banking

- Joined Independent Bank in 2016 as Senior Vice President, Mortgage Banking
- 28 years experience in the mortgage area
- Previous experience with Talmer Bank, TCF Bank, and Standard Federal Bank



Chris Michaels
EVP, COO

- Joined Independent Bank in 2012 as First Vice President, IT
- Senior Vice President, Chief Information Officer from January 2020 to January 2025
- 30 years of experience in senior/executive management.



Angela Champagne
SVP, Chief HR Officer

- Joined Independent Bank in 2022 as SVP, Chief Human Resources Officer
- 19 years in financial services
- 13 years as an HR leader focused on building high performing teams, championing culture, elevating employee experience and driving strategic talent initiatives



Jaime Macumber
SVP, Director of Treasury Management

- Senior treasury management executive leading commercial banking solutions and client strategy since 2006
- Joined Independent Bank in 2003
- Experienced leader driving treasury services, offering public funds expertise and financial operations excellence



Matt Greene
SVP, CMO

- Joined Independent Bank in 2022 as SVP, Chief Marketing Officer
- Senior marketing executive with 20+ years of experience in driving brand, digital, and growth across banking and other industries
- Experience building high-performing teams and marketing operations

Member FDIC

Be Independent

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5 Mission Vision Values Inspiring financial independence today, with tomorrow in mind A future where people approach their finances with confidence, clarity, and the determination to succeed. - Courage - Drive - Integrity - People-focus - Teamwork

6 160 Years of Financial Independence

Independent Bank Corporation 7 years of excellence. Founded in the year 1864 $5.5B in total assets Over 160 Over 60 offices throughout Michigan’s lower peninsula IBCP is a Fed Member, State Chartered Financial Institution Regulatory Structure Over 200,000 $700M Market Cap* in regards to deposit market share amongst MI-headquartered banks #1 in MI 800+ $4.8B Total deposits Headquartered in Grand Rapids, MI $4.3B Gross loans Customers Employees

8 Why Bank with Independent? Relationship Banking as Defined by IB: At Independent Bank, we are people-focused to our core. While some banks may lose sight of what matters most, we are 100% focused on the overall success of our customers and communities. When we say Be Independent, it not only reflects our commitment to empower our customers to reach their goals, but it is also a declaration that we will be there to provide the tools, strategies, and inspiration they need to achieve them. Our Goal: To be Michigan’s most people-focused bank. Needs update?

9 A Diverse Portfolio $0 $500,000 $1,000,000 $1,500,000 $2,000,000 $2,500,000 $3,000,000 $3,500,000 $4,000,000 2019 2020 2021 2022 2023 2024 2025 Commercial Mortgage Consumer Total 9.4% 5-Year CAGR COMMERCIAL • Driving organic growth, capitalizing on market disruption, executing a highly successful multi-year talent acquisition campaign CONSUMER • Providing competitive consumer lending products through an established branch network • A long-established, highly profitable indirect lending program in power sports providing valuable revenue diversification MORTGAGE • Best-in-class mortgage operation using cutting-edge technology to deliver the highest quality customer experience and operational efficiency

10Total Deposits YoY $3,036,727 $3,637,355 $4,117,090 $4,379,069 $4,622,879 $4,654,088 $4,761,682 $0 $1,000,000 $2,000,000 $3,000,000 $4,000,000 $5,000,000 2019 2020 2021 2022 2023 2024 2025 D e p o s it B a la n c e s ( $ i n t h o u s a n d s ) 5.5% 5-Year CAGR

11 At Independent Bank, we celebrate your unique self and empower you to make a difference. Guided by our core values of courage, drive, integrity, people-focus and teamwork, we provide a supportive environment where you can thrive, grow your career and contribute meaningfully to shaping the financial future of our customers and communities. Be You. Be Independent. Employee Value Proposition

12It Starts With a Great Team 95% When you join the company, you are made to feel welcome. 91% I’m proud to tell others I work here. 91% I feel good about the ways we contribute to the community. Independent Bank Corporation Typical Company 87% 57% 87% of employees say Independent Bank is a Great Place to Work

14 Donated to non-profit organizations in 2025 $1.23M Employee Volunteer Hours 15,448 Financial Literacy Presentations 300+ In mortgage loans, helping individuals achieve homeownership $553M Adults and children reached through financial education 4,200 Employees volunteering in communities 800+

15What Others Say About Us SM-All Star for 2024 Community Bankers Cup - 2024 - Forbes Best in-State Bank 2018, 2019, 2023, 2024, 2025 Great Place to Work 2023, 2024, 2025 Raymond James Community Bankers Cup 2024 Piper Sandler SM-All Star 2024 MSHDA Top 10 Lender Award 2017 MasterCard Community Institution Innovation Award 2019, 2020, 2021 50/50 Women on Boards “3+” Company 2020, 2021, 2022, 2023, 2024, 2025 Michigan Bankers Association (MBA) Financial Literacy Award 2019, 2020, 2021, 2022, 2023, 2024, 2025 Newsweek America’s Greatest Workplaces 2024 & 2025

Data as of December 31,2025. Note: Loan and deposit balances exclude the loans and deposits (such as brokered deposits) that are not clearly allocable to a certain market region. Loans specifically exclude: $208 million of Ohio mortgage loans, $22 million of resort loans and $5 million of purchased mortgage loans. SE (Detroit) Deposits: $881M | Loans: $1,490M Locations: 8 NW (Traverse City) Deposits: $404M | Loans: $471M Locations: 4 Bay Area Deposits: $1,331M | Loans: $235M Locations: 18 Central (Lansing) Deposits: $672M | Loans: $231M Locations: 10 West (Grand Rapids Area) Deposits: $1,454M | Loans: $1,168M Locations: 19 Presence by Region Photo Credit: Kaytie Boomer, MLive

Expanding Our Footprint, Growing Our Future Together 7 Highpoint Bank 5 Independent Bank 58 Independent Bank Full-Service Branches Loan Operation Centers Branches Full-Service Branches Loan Operation Center Highpoint Bank Branch

18 You can expect clear communication, helpful resources, and ongoing support throughout this transition. Workforce Transition Sales Roles Most sales team members are expected to transition into roles with Independent Bank. Support & Operational Roles Support and operational roles will be reviewed. Where there is overlap, reductions are expected. Internal Opportunities Employees will receive priority consideration for open roles within Independent Bank. Transitional Support Eligible employees will receive outplacement services and severance pay.

19Employee Key Milestones Assessment ✓ Role Evaluation ✓ Organizational Design Decisions ✓ Role Placement ✓ Transition Notifications Transition ✓ Onboarding and Transitional Support PHASE PHASE PHASE

20Customer Key Milestones March Early Q3 Aug-Nov Nov Dec+ Announcement – March 18th COB Legal Day One Pre-Conversion Conversion Post- Conversion Business as usual for customers Customer Communications about Changes Fully Integrated into IB Products, Systems, and Branches

21 Stronger Together Combined culture & strengths Employee + Customer Focused Transparency, support, and engagement Community Committed Local presence with expanded investment 1 2 3

22 Q&A